Exhibit 95.1

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Section 1503(a) was implemented by the Securities and Exchange Commission’s Mine Safety Disclosure Rule, effective January 27, 2012, which added Item 104 to Regulation SK.  Item 104 requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  The operations of Emerge Energy Services LP (herein referred to as the “Partnership”) are subject to regulation by the federal Mine Safety and Health Administration (the “MSHA”) under the Mine Act.

Whenever the MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation.  In some situations, such as when the MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

The table that follows reflects the citations, orders, violations and proposed assessments issued to the Company by MSHA during the three month period ended September 30, 2013 for each of the registered sites subject to the Mine Act that are operated by the Partnership and pending legal actions as of September 30, 2013. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.MSHA.gov.

Mine or Operating Name and MSHA Identification Number	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Kosse Mine (#4104312)	4	-	-	-	-	$400	-	No	No	3	4	2
Chippewa Sand (#4703607) (New Auburn)	1	-	-	-	-	$100	-	No	No	5	1	6
Dry Plant (#4703620) (New Auburn)	-	-	-	-	-	-	-	No	No	-	-	6
FLS/Wet Plant (#4703670) (Barron/Clinton)	0	-	-	-	-	$0	-	No	No	-	-	-
Clinton Dry Plant (#4703671) (Barron/Clinton)	0	-	-	-	-	$0	-	No	No	-	-	-